02038341

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of May 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 28 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 28 May 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

2

TOMKINS
News Release

28 May 2002

Directorate

Tomkins PLC announces that David Snowdon, who has been a director and the Chief Operating Officer of Tomkins PLC since 1996, is to leave the Board and the Company on 30 June 2002.

Jim Nicol, Chief Executive Officer of Tomkins PLC, commented:

"I would like to thank David for his major contribution to the Group during the past six years and in particular for the leadership he gave to the Group's operating companies during the sixteen months prior to my appointment. We all wish him well for the future."

As part of a resultant reorganisation and other management changes, the day-to-day responsibility for the divisions within the Industrial & Automotive group has been divided between Tony Reading, an executive director of the Group since 1992, and Richard Bell, President of the Power Transmission division. They both report directly to Jim Nicol.

- ends -

Enquiries to:

Tomkins PLC
Steve Devany
Head of Corporate Communications
Tel: + 44 (0) 20 8877 5153

Finsbury
Rollo Head
Charlotte Festing